Exhibit 99.5

FOR RELEASE March 23, 2010

Pure Nickel reports results for the three months ended February 28, 2010

TORONTO, CANADA, March 23, 2010 – Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) reported its results for the three months ended February 28, 2010. The company reported that results were on track with its expectations, and that the company held cash, cash equivalents and short-term investments of $4.9 million at February 28, 2010. Pure Nickel reported a net loss of $394,000 for the three months ended February 28, 2010, compared to a net loss of $326,000 for the three months ended February 28, 2009. Pure Nickel’s consolidated financial statements for the quarter and the accompanying management discussion and analysis are available on the company’s website at www.purenickel.com, on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Q1 operating highlights

Pure Nickel previously entered into an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for ITOCHU to earn up to a 75% interest in the Pure Nickel’s MAN Alaska property by investing up to US$40 million. ITOCHU has reimbursed Pure Nickel for exploration expenditures incurred at MAN in 2008 and 2009. Annually, ITOCHU has the option to either terminate their program support or sustain it, and under the option, exploration may be funded until 2014. Periodically, vesting options are available to ITOCHU, as is the case currently. It is anticipated that ITOCHU will decide whether to exercise the current option opportunity soon after the date of this press release. During the first quarter, we planned and commenced negotiation of contracts for the MAN Alaska property 2010 exploration program.

Planning for a small geophysical winter program for our William Lake, Manitoba property also started during the quarter. The program will employ the same ground time domain EM (electromagnetic) system used on our MAN property this past summer. Further work at the property will be formalized once the new geophysical survey is complete and the data has been interpreted.

During the first quarter we decided not to renew our Harp Lake, Labrador claims based on their low potential in relation to our other property claims.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com